	FEDERAL INSURANCE COMPANY
	Endorsement No.: 5
	Bond Number:	82179390

NAME OF ASSURED: MOTLEY FOOL FUNDS TRUST

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1. BOND PERIOD:	from 12:01 a.m. on May 1, 2009
	to 12:01 a.m. on March 31, 2010

This Endorsement applies to loss discovered after 12:01 a.m. on January 1, 2010.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 8, 2009

By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)